Filed by International General Insurance Holdings Ltd.
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiberius Acquisition Corporation
Commission File Number: 001-38422
Date: November 20, 2019

                       INTERNATIONAL GENERAL INSURANCE HOLDINGS LIMITED  IGI Investor Presentation  November 2019

 Today’s Presenters  Wasef JabshehFounder, Vice Chairman & CEOOver 50 years insurance experienceEstablished ADNIC(1), Middle East Insurance Brokers and International Marine & General Insurance Co. in 1991, which was sold to HCC in 1994Previously on the board of HCC Insurance            Waleed JabshehPresidentOver 21 years insurance experienceJoined IGI since inception and has played a pivotal role in its growth and developmentPreviously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto  Andreas LoucaidesCEO IGI UKOver 47 years insurance experienceFounder of PRI group, an aim-listed start-up insurance company which was sold to Brit in 2003Previously CEO at Catlin UK and Jubilee groupJoint oversight of underwriting(1) Abu Dhabi National Insurance Company.  Hatem JabshehGroup COOOver 18 years industry experienceEstablished an asset management and brokerage business which was sold in 2009Previously at Spear, Leeds and Kellogg, a subsidiary of Goldman Sachs  Pervez RizviGroup CFOOver 26 years industry and banking experiencePreviously served at various firms including HSBC Bank in UAE & Malaysia and Zurich Financial Services in DIFC in a senior management rolePreviously served as CFO at Islamic Insurance Company in Abu Dhabi, UAEAndrew PooleCIO, TiberiusOver 15 years of experience in portfolio management, analyzing and investing in public Insurance companiesOriginal partner and portfolio manager at Scoria Capital, a L/S hedge fundPreviously at Diamondback Capital, SAC Capital and Swiss Re              2  International General Insurance Holdings Limited

   CONTENTS    COMPANY OVERVIEW  Section 1  INVESTMENT HIGHLIGHTS  Section 2  FINANCIAL OVERVIEW  Section 3  TRANSACTION OVERVIEW  Section 4  SUPPLEMENTAL MATERIALS  Section 5

 Section 1    COMPANY OVERVIEW

         Specialty (Re)Insurer With 17-Yr Track Record Maximizing Total Value Creation    2019E GPW$340mm                                                                        London      Bermuda      Casablanca  Amman      Dubai      Kuala Lumpur    Combined Ratio (Last 10 Years Avg.)90%    Financial Leverage0%    Total Value Creation 10-Year CAGR(1)10%    Cash & Short Term Deposits as% of Total Investable Assets50%+  Operating ROE (Last 10 Years Avg.)10%    6/30/19Shareholders’ Equity$316mm    Net Underwriting Profit$20mm    Favorable Development Over Last 5 Years(2)12%    AM Best Rating A (EXCELLENT)S&P RatingA- (STABLE)  Demonstrated Track Record of Double-Digit Compounding of Tangible Book Value Plus Dividends Through Focused Underwriting, Strong Cycle Management, Conservative Investment Philosophy and Cost Efficient Structure  Source: Financial information for the year ended 12/31/2018 unless otherwise noted. Annual accounts, management information. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.(1) Total Value Creation defined as Tangible Book Value per Share growth plus cumulative dividends for 2009-2018 period. (2) Average reserve development as % of NPE. (3) Assumes no redemptions by Tiberius shareholders and acquisition price of $386mm assuming 6/30/2019 book value of $316mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x.   Highly-rated international specialist (re)insurer with 17-year track record and an A (Excellent) AM Best rating with a Stable Outlook and an A- S&P rating with a Stable OutlookDiverse specialty business lines with market recognized expertise in energy, property, ports & terminals, financial institutions, and professional liabilityGlobal geographical footprint with exposures in 200+ countries supported by operations in UK, MENA and AsiaOpportunity to invest alongside Jabsheh family who will retain 24% ownership in Pro Forma Company(3)    Dividend Payout Ratio40%  5  International General Insurance Holdings Limited

                               Evolution Into a Global Specialty (Re)Insurer        2002Commenced operations in Jordan, underwriting energy, property and engineering business  2005Assigned BBB rating by S&P  Commenced underwriting reinsurance business  2008Assigned BBB+ rating by S&P and A- rating by A.M. Best  Established IGI Dubai  2010Established FSA regulated UK subsidiary  Commenced underwriting Casualty business  Commenced underwriting Directors’ & Officers’ business  New brand launched2016  2006Established Holding Company in DIFC(1)  Established Labuan Branch  2007Established Bermudian subsidiary  Commenced underwriting business in Financial Lines  Purchased majority shareholding of SR Bishop              2009Commenced underwriting General Aviation business  Commenced underwriting Professional Indemnity business  Acquired SR Bishop and renamed to North Star  Kuala Lumpur office transformed to Asia Pacific hub  AM Best upgraded IGI’s credit ratings to A (Excellent)2019  Commenced underwriting Legal Expenses business  AM Best raises IGI’s rating to A- (Positive)2017  S&P raises IGI’s rating to A- (Stable)  Commenced underwriting Forestry business2015  Commenced underwriting Political Violence business2013        S&P raised IGI’s rating from BBB+ ‘stable’ to BBB+ ‘positive’  Established office in Casablanca2014  Commenced underwriting Ports & Terminals business  IGI Dubai commences operations as an agency2012  Commenced underwriting Renewable Energy business  Commenced underwriting Inherent Defects business2018  ~$550mm market cap. Specialty (Re)Insurer(2)  $50mm capital raise  $75mm capital raise                                                                                      Source: Public filings.(1) Dubai International Financial Center. (2) Represents estimated pro forma market capitalization of IGI; Assumes no redemptions by Tiberius shareholders and an acquisition price of $386mm assuming 6/30/2019 book value of$316mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x.  6  International General Insurance Holdings Limited

         Opportunity for IGI to Capitalize on Sector Tailwinds & Partner with Industry Veterans    Market-Leading Insurance Managers and Owners Partnering with “Like-Minded” Respected Public-Company Insurance Veterans  Tiberius Board is Complementary  Attractive Market Opportunity  Management would like to continue to participate in significant upside potential for IGI as meaningful ownersShareholders, who have partnered with IGI for many years, will have an opportunity for liquidity and price discoveryEvolution of IGI affords investors unique opportunity to share in value creation alongside managementOpportunity for us to partner with “like-minded”, market- recognized insurance veterans at TiberiusWe are bottom-line focused and the market opportunity to attractively deploy capital is evident                          JOHN D. VOLLAROACGL stock performance under his leadership: >800%Senior Advisor and Director of ArchFormer EVP and CFO of Arch        C. ALLEN BRADLEY, JR.AMSF stock performance under his leadership: ~500%Former Chairman and CEO of AmerisafeAppointed CEO in 2003, led the IPO in 2005      JOHN W. HAYDENThe Midland Company stock performance under his leadership: >500%Former CEO of The Midland CompanyServed as President of Specialty Insurance at Munich Re      SENATOR E. BENJAMIN NELSONFormer Governor of NE (1991-1999) & US Senator (2001-2013)Former CEO of the National Association of Insurance Commissioners (NAIC) from 1982 to 1985 and 2013 to 2016Former Director of the Nebraska Department of Insurance                  MICHAEL GRAYProven Operator in the SME Specialty SectorCEO at Gray Insurance CompanyDirector of APCIA, Chairman of Louisiana Insurance Guaranty Association  6  International General Insurance Holdings Limited  Deploying Capital into a Hardening MarketProperty direct and facultative underwriters are continuing to achieve double-digit rate rises on renewal business as they ride momentum fuelled by the withdrawal of capacity from major US domestic writers (May 2019)A “remarkable” level of claims frequency and an overall poor loss record in the downstream energy market has resulted in double- digit rate increases even on some loss-free accounts (May 2019)‘Between us and Lloyd’s, we’ve moved the market’: Brian Duperreault (June 2019)

 Conservative Specialty-Class Individual Risk Underwriter                                    $16  $24  $27  $23  $9  8.2%  15.1%  17.4%  15.1%  4.9%  2014          2015 2016 2017 2018Favorable Development / Net Premiums Earned            Individually Underwritten 70%  6  International General Insurance Holdings Limited  MGA-Originated Business 25%  2018 Gross Premiums Written: $302mm  In-depth Risk Underwriting Culture Matched with Conservative Reserving Philosophy  Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.(1) Data based on case + IBNR reserve development.  Favorable Reserve Development History(1)  Intelligent Risk Selection & Management  ($mm)  Class-underwriting profit-centers irrespective of geographyIn-depth risk assessment of underlying exposureFacultative reinsurance designed to enhance risk-adjusted returnsPrudent use of treaty reinsurance to protect capitalTreaty 6%  Conservative approach to setting reserves with a history of favorable development

                         13%  13%  6%  4%  4%  2%  2%  2%  2%  29%  Gallagher  Marsh  Willis  JLT  AON  Miller  THB  Price Forbes  UIB  RKH Group  Others  Broad Distribution Network  IGI has Long-Standing Relationships with an Array of Brokers that have “Boots on the Ground”  Top 5: 59%24%  Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.    By 2018 Gross Premiums Written(% of Total)Top 10: 71%    9  International General Insurance Holdings Limited

 Section 2    INVESTMENT HIGHLIGHTS

 Investment Highlights                                            Well Defined Levers for Value Creation      Management has received numerous industry awards and is recognized for its client service      Well-diversified book of 17 business lines (including sub-classes) spanning across attractive specialty and niche products      Prudent, sound individual risk underwriting focused on profitability and capital preservationgenerating a 90% average combined ratio over the last 10 years      Geographical spread of 200+ countries with access to both mature markets and faster-growing, underpenetrated markets with attractive growth rates      Highly efficient and scalable infrastructure with cost efficient back office operations in Amman      Solid capital adequacy levels backed by rigorous reserving process, no financial leverage &prudent reserving philosophy with 12% of favorable development over last 5 years        Clearly identified near-term growth and ROE enhancing opportunities leveraging existing skills and market opportunities    2Multi-Line Specialty (Re)Insurer    1Market Respected andRecognized Management Team    3Individual Risk Selection &Underwriting    5Scalable Operating Platform    6Conservative Balance Sheet andCapital Management    4Differentiated GeographicalFootprint                17 year track record of creating shareholder value through superior underwriting, capital mgmt. and conservative investing delivering a 361% return for shareholders since inception    7Demonstrated Track Record ofTotal Value Creation                Strong unlevered ROE of ~9% delivered with low volatility returns through market cycles    8Low Volatility Returns    9          Demonstrated Track Record of Double-Digit Compounding of Tangible Book Value Plus Dividends Achieved Through Focused Underwriting, Strong Cycle Management, Conservative Investment Philosophy and Cost-Efficient Structure  11  International General Insurance Holdings Limited

 Market Respected and Recognized Management Team    1  Source: Company filings, website.        Under Wasef’s leadership, IGI is now one of the most successful reinsurance companies in the Middle East and Northern Africa region. He has transformed it into a truly global company, writing... business in more than 200 countries across the world (2019)          In our opinion, IGI benefits from an experienced management team. It has also proven successful in attracting high-calibre technical and underwriting staff from around the world, and has been able to consistently define and achieve its strategic objectives (2018)        Our experience with them is as a tough but fair trading partner. Both our clients and our brokers have voiced satisfactions in the way they approach claims and placement issues and their staff has proven responsive and professionally able (2013)        Our clients have benefitted from their professionalism and service focused approach and this has led to increased demand for their capacity […] They are supported by an excellent panel of reinsurers who havebenefitted substantially from IGI’s underwriting (2013)      International General Insurance  2018 Reinsurer of the Year        Specialty insurer IGI has a record of consistent and profitable growth in its core Afro-Asian markets…Despite the challenging trading environment [in 2016], IGI continued to diversify its portfolio and strengthen its regional operations (2017)        In a mainly male-dominated sector, Wasef has bucked convention. IGI boasts a 50:50 male to female ratio among its staff, who come from more than 15 different countries. Wasef explains, “We want to do more to promote diversity in the workplace because we believe that diverse and inclusive businesses are more innovative, creative and profitable.” (2019)    IGI Management Team Recognized Among Best-In-Class By Distribution Partners and Independent Industry Participants  Wasef Jabsheh  2019 EY Entrepreneur of the Year for Jordan      12  International General Insurance Holdings Limited

                                                                                                                                                                                             $203$179$153  $226  $240  $252  $242  $231  $275  $302  $340  2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019  Steadily Growing and Increasingly Diversified Specialty (Re)Insurer  Accident Year GPW by Business Line ($mm)  2009-2019E  CAGR: 8%    2    Strong Cycle  information.  13  International General Insurance Holdings Limited  Management  Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. Source: Annual accounts, management  Property (14% of 2018 GPW)  Risks vary from large hotels to industrial manufacturingConservative in risks related to hazardous operationsGrowth prospects for Latin America, Africa, Japan and Far East      Reinsurance (6% of 2018 GPW)  Primarily property & medical expenses, mostly on XoL basis across ~90 countriesPreference for small-medium sized cedants with high-quality data and consistent underwritingRaising profile in treaty market      Other Specialty (24% of 2018 GPW)  Encompasses 5 lines: Ports & terminals, General Aviation, Engineering, Political violence, Marine liability      Professional & Financial Lines (30% of 2018 GPW)  Key lines include professional indemnity and financial institutionLondon-based PI team established in 2014 followed by D&O and legal expenses in 2017Largely written on annual practice policy basis      Energy(27% of 2018 GPW)  Strong presence in major energy insurance hubs (e.g. UK, Norway and Dubai)Downstream: largely operating risks (e.g. property damage, business interruption, machinery breakdown) largely within the oil & gas and power & utilities sectorsUpstream: coverage includes business interruption, property damage and loss of hire in a number of sub-classes  Prudent Growth and Cycle Management Marked by Opportunistic Approach to Capitalizing on Market Dislocation

 Disciplined Risk Selection and Prudent Risk Management Framework    3                                                      Energy  Professional Liability & Financial Institution Lines  Marine  Ports and Terminals  Aviation  Reinsurance  Engineering  Political Violence  0%  20%  40%  60%  80%  100%  0%  100%  Property(2)  Source: Management information. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.Size of bubble based on IGI’s 2018 GPW.Includes 4 year average loss ratio for Forestry, which commenced in 2015.% of applications declined by line of business.Equity balance as of 12/31/2017.  90% 80% 70% 60% 50% 40% 30% 20% 10%2018 Declinature Rate(3)  5 Year Average Loss Ratio  Prudent, Sound Underwriting Focused on Profitability(1)  2017 Cat Losses as a % of Equity(4)                                    $3.3  $12.5  $20.4  $23.9  $35.1  $44.4  Hurricane Irma  07-Sep-17 Mexico Earthquake$0.0  Hurricane Maria  19-Sep-17 Mexico Earthquake$0.5      Gross Net    Examples of 2017 Cat Losses as of 3/31/19 ($mm)        10.2%  5.5%  IGI Average  (5)                                                                                                                                                                                                                                                                                                                                                                                                                                                                                      Selective Underwriting with Focus on Loss Mitigation and Capital Preservation  (5) Peers include ARGO, RLI, JRVR, KNSL, AXS, MKL, WRB, RE, RNR, LRE and BEZ.  14  International General Insurance Holdings Limited

 Underwriting in Recognized Markets w / Differentiated Geographical Exposure                            Latin America 17%  Worldwide17%  UK 25%  Continental Europe 15%  Middle East 12%  Asia11%  Africa 3%  2018 GPW:$302m  Underwriters by Location  Comprises MENA ($37m), Asia ($32m) and Africa ($9m)  Middle East, Africa and Asia (26%)  Europe (40%)  Comprises Central America ($27m) and South America ($26m)  Latin America (17%)  Comprises UK ($76m), Germany ($10m) and other European countries ($34m)  Dec-18: 51  Worldwide (17%)  Comprises exposure to accounts that are worldwide ($21m), Caribbean Islands ($14m), Australasia ($13m) and North America ($3m)    4  Exposure to 200+ Countries  Access to Attractive Markets    Underwriting Headquarters in London  Source: Management information, annual accounts. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards  IGI Writes Business in 200+ Countries in Mature and High-Growth, Underpenetrated Regions with Attractive Growth Rates      The rates environment in the Middle East and North Africa (MENA) region has improved over the past year… (June 2019)  `                  Amman 10  Board.  15  International General Insurance Holdings Limited  London 31  Casablanca 4Dubai 6

 Scalable Tech-Enabled Operating Platform    5    Largely London-based underwriting staff supported by back and middle-office operations in Amman (Jordan)Amman hub provides central services to global underwriting platformAverage annual salary of ~$26k in Jordan for support staff(1)  Cost-Efficient, Optimized Operations  Technology is a Core Competency    Robust and flexible technology platform built for long- term successDeployed and integrated cutting edge modelling / analytical systems:— Tyche stochastic modelling improves accuracy of risk assessment by running sensitivity tests on expert judgements to one million rather than the typical 50,000      Sophisticated,high-speed modelling platform    Next-generation actuarial and financial modelling  IGI Office  U/W Support  Claims & Reinsurance  Finance, Investments &Admin.  IT  Other  Total  Amman  54  17  35  13  22  141  London  0  5  10  -  7  22  Dubai  1  -  2  -  2  5  Casablanca  -  -  2  -  1  3  Labuan  -  -  1  -  2  3  Total  55  22  50  13  34  174        We’ve focused on trying to price policies faster and more efficiently. With multiple inclusions and exclusions on a policy, the process tends to bog down going manually back and forth. With automation, the underwriter can easily see the changes.Hatem Jabsheh on Robotics Process Automation  Employees (excl. Underwriters)  Source: Management information.  Office Digitization and Collaboration      Cloud Computing      Robotics Process Automation and Machine Learning      Intelligent Business Processing Management      Business and Artificial Intelligence      Blockchain  Digital Transformation Strategy      Scalable, Cost-Efficient Platform and Modern IT Infrastructure to Support a Growing Franchise                          (1) Based on Jordan employees excluding underwriters and senior management.  16  International General Insurance Holdings Limited

   Regulated by BMA, UK FCA and PRA  Robust 287% Bermuda solvency ratio supports one of the highest ratings in the MENA region(2)  No financial leverage                  154% 152% 162% 154% 157%130% 135%  2012 2013 2014 2015 2016 2017 2018  Conservative Balance Sheet and Capital Management  Seamless communication among actuarial reserving team, underwriting and claimsReserve testing performed by in-house actuary on regular basisReserves tested by independent, third party actuaries: Lane Clark & Peacock (semi-annually) and EY (annually)  Rigorous Reserving Philosophy    Strong Credit Ratings              Capital adequacy in excess of our AAA benchmark(1)          The ratings reflect IGI’s balance sheet strength…as well as its strong operating performance, limited business profile and appropriate enterprise risk management(1)        Robust Balance Sheet      NPE / Shareholders’ Equity(3)  Equity to Net Loss Reserves                        64% 73% 72%  55% 50% 50% 59%  2012 2013 2014 2015 2016 2017 2018  History of Conservative Capital & Risk Management While Maintaining a Fortress Balance Sheet    6  (3) Net Premiums Earned divided by end of year Shareholders’ Equity.  17  International General Insurance Holdings Limited  Source: Annual accounts, credit rating reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.AM Best press release dated September 5, 2019. S&P report dated July 16, 2018.BSCR/ECR ratio for Bermuda entity (International General Insurance Co Ltd) as of December 31, 2018.  STABLE OUTLOOK RATING  A-  by S&P  STABLE OUTLOOK RATING  A  by A.M. Best

       9.1%  10.2%      90.4%  Underwriting Expertise & Limited Investment Risk Drive Value Creation  Investment Portfolio(1)  Combined Ratio (2009-2018)                      Real Estate 6%  Equity Other 5% 4%    IGI Total Value Creation per Share Since Inception(2)      IGI Peer Median(3)          Total Value Creation CAGR (2009-2018)(2)                                                                                              442    461  102    107  240    254  100  100  100  100  100  100  100  100  100  100  58  69100  104100  67100  87100  105100  125100  154100  185  205  212  240  61  74  89  100  111  133     161  172  212  181  200  222  246  285  331  366  385  429  '02  '03  '06  '07  '08  '13  '14  '15  '17  '18    '04 '05Indexed Value    '09 '10 '11 '12Tangible Book Value Per Share Increase    '16Dividends  IGI Combined Ratio Compared to Industry    7                                            90%  107%  95% 95%  97% 95%  93% 92% 89%  87% 88% 88%  90% 87% 90% 84%  110%103%  87% 89%        Peer 10-Yr Avg: 95%    IGI 10-Yr Avg: 90%2009 2010 2011 2012 2013 2014 2015 2016 2017 2018AM Best Global Reinsurance Index IGI            Cash & S-T 52%Gov. & Corp.Fixed Income33%IGI Average CIGoImbined Ratio IGI 2018Y Yield: 2.1%  (3) Peers include ARGO, HSX, LRE, BEZ, RLI, JRVR, KNSL, AXS, ACGL, MKL, WRB, RE, and RNR.  18  International General Insurance Holdings Limited  Source: IGI annual reports, SNL Financial. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.Portfolio composition and yield for IGI as of and for the twelve months ended December 31, 2018.Total Value Creation defined as Tangible Book Value per Share growth plus cumulative dividends. Indexed to 100.

 High Quality ROE with Limited Volatility Among Best-in-Class Peers    8                                      BEZ-LON P/BV: 2.34x  RLI P/BV: 4.38x  HSX-LON P/BV: 1.74x  JRVR P/BV: 1.42x  WRB P/BV: 2.06x  ARGO P/BV: 1.12x  LRE-LON P/BV: 1.61x  RNR P/BV: 1.53x  RE P/BV: 1.21x  MKL P/BV: 1.46x  AXS P/BV: 1.03x  0.0%  3.0%  6.0%  9.0%  12.0%  15.0%  18.0%  0.0%  2.0%  10.0%  12.0%  10 Year Average Operating ROAE      Note: Bubble size representative of P/BV multiple.Source: SNL Financial. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. Market data as of 11/15/2019. (1) Includes operating ROAE data for 2016 through 2018. (2) Represents standard deviation of annual ROEs for peers for representative years.      8.0% 6.0% 4.0%Standard Deviation of 10 Year Operating ROAE (2)  Book Value Growth Generated Through Consistently Strong, Lower Volatility Returns      Historically strong, low- volatility ROE with no Debt and 50%+ of Investment Portfolio in Cash  Avg. P/BV: 1.69x    High ROAE  Low Volatility  KNSL P/BV: 5.40x (1)  ACGL P/BV: 1.59xIGI    19  International General Insurance Holdings Limited

 Well Defined Levers for Risk-Adjusted Value Creation    9      Reactivate IGI’s existing Lloyd's coverholder platform (North Star)Leverage our core underwriting skills to manage third-party capitalUse of platform to add scale without incremental balance sheet or underwriting risk  Leverage Lloyd’s Coverholder Platform and Manage Third Party Capital      Exploring potential entry into the U.S. E&S marketsApplication placed for Belgium-based EU subsidiaryPotential entry into niche segment of marine hull market        BExpansion to New Specialty Business Lines and Markets    Well-positioned to capitalize on recent developments in the London and the Middle East insurance marketsLloyd’s increasingly focused on portfolio remediation to improve underwriting profitabilityCapacity reductions / withdrawals from several classes of business by many Lloyd’s syndicatesQatar Re, Partner Re and Aspen have exited the Middle East marketIncreased focus on expanding presence in Asia through recent CEO hire in Kuala Lumpur        AOrganic Growth in Existing Markets    Opportunity to improve investment yield by ~40-70bps through portfolio optimization; shift investments from cash into fixed income instruments and reposition to an overall balanced portfolio in-line with peers    Investment Yield Uplift      C  Value Levers Capitalize on Existing Management Knowledge, Skillset and Platform  Longer-Term  Near-Term    20  International General Insurance Holdings Limited

 Section 3    FINANCIAL OVERVIEW

     Track Record of Delivering Results Through the “Market Cycle”                            $153  $179  $203  $226  $240  $252  $242  $231  $275  $302  $340  $420  2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019E 2020E  Gross Premiums Written ($mm)  Un-Levered Operating Return On Equity  Net Operating Income ($mm)            Historical Average 90%  2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019E 2020E                              97% 93% 104%87% 88% 88% 87% 84% 87% 89%                                92% 91%                                    6%  9%  12%  13%  12%  12%  10%  1%  9%  9%  8%  HistoricalAverage 10% 12%  2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019E 2020E                                      $10  $17  $24  $26  $31 $31  $33  $30  $3  $29 $30  $37  2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019E 2020E                  13% ’18-’19E Growth Reflective of Improving Market Conditions  Source: IGI annual reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.    Combined Ratio    Historical Results Include PY Reserve Development  Projections Exclude PY Reserve Development  22  International General Insurance Holdings Limited

                   Illustrative Value Lever Analysis        ($ in mm)  Organic GPW growth from 2019 to 2020.$36mm of transaction proceeds (approximately one-third of the total) deployed at 0.7x net premium written leverage at combined ratio of 91%.Assumes investment of transaction proceeds at net investment yield of 3.0%.  (1)A  (2)B  (4)C                        $30  (4) Assumes portfolio repositioning achieves 3.0% Net Yield on investment portfolio.  23  International General Insurance Holdings Limited  $3  $33  $1  $4  $2  ($3)  $37  Well-Priced Premiums Earned Through and Investment Portfolio Fully Repositioned  2019E Standalone Organic Growth 2020E Standalone New Business Net Income Net Income U/W Income  Inv. Income on Existing Portfolio Public Company 2020E Proforma New Capital(3) Repositioning Costs Net Income  2021E Proforma Net Income

 Section 4    Transaction Overview

                         Equity Consideration to IGI $306  Equity Consideration to IGI $306  Cash - IPO Proceeds $180  Cash to IGI Shareholders $80  Forward Commitment$25  PIPE Proceeds $24  Growth Capital$124  Sources: $535 Uses: $535                      Current IGI Shareholders (Jabsheh Family) 24%  Current IGI Shareholders (Non-Jabsheh)31%  SPAC IPO Shares 33%  SPAC Forward  Purchase Shares6%  SPAC PIPEInvestors4%  $100mm+ of Fully Committed Financing = Transaction Certainty  Pro Forma Ownership(1)  Transaction Sources and Uses(1) ($mm)    Pro Forma Shares Outstanding: 53.029 million(5)  Assumes no redemptions by Tiberius shareholders  Transaction(2) Expenses $21  Jabsheh Family Pro Forma Ownership of ~24% in IGI Demonstrates Strong Alignment with IPO Shareholders  (1) Assumes no redemptions by Tiberius shareholders and an acquisition price of $386mm assuming 6/30/2019 book value of $316mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x. (2) Transaction expenses for both Tiberius and IGI include underwriting, advisory and other costs. (3) $2.3mm of warrant retirement costs and $1.7mm of sponsor loan pay back included. (4) Free float excludes Jabsheh family and SPAC sponsor shares. (5) Assumes Tiberius stock valued at $10.45 per share. Shares issued to Current IGI shareholders to be at the redemption price. Excludes Founder Shares held in escrow that are subject to an earn out. Assumes that there are        Current IGI Shareholders  no new awards under any new equity incentive plan and excludes any outstanding warrants. Includes shares held by current IGI shareholders that are held in escrow in connection with any post-closing purchase price adjustments.  25  International General Insurance Holdings Limited  Up to 70%+ Free Float(4)  SPAC Sponsor Shares (5)2%  Warrant Retirement / Sponsor Loan Pay Back $4(3)  Fully committed financing from existing Forward Purchase Agreements and certain Tiberius investors, backstop from Tiberius’s sponsor and new PIPE investors

       1.26x  1.59x  Peer Median        13.5x  16.6x  Attractive Entry Valuation Relative to Specialty Peers  Note: Peers include ARGO, HSX, LRE, BEZ, RLI, JRVR, KNSL, AXS, ACGL, MKL, WRB, RE, and RNR. Market data as of 11/15/2019. Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. Financial information for peers presented as reported. Source: SNL Financial, FactSet.(1) US Book Values as of 9/30/19, UK Book Values as of 06/30/19. (2) IGI P / BV calculated assuming $10.45 price per Tiberius share, no redemption of shares, pro forma outstanding shares of 53.029 million & pro forma book value of$440 mm (6/30/19 standalone book value of $316mm and $124mm of incremental balance sheet cash). (3) Price to 2020E earnings calculated using $10.45 price per Tiberius share, weighted average shares outstanding of 48.147 million and 2020E pro forma earnings of $37mm. (4) IGI dividend yield assumes 2020E pro forma earnings of $37mm, dividend payout ratio of 40%, and estimated pro forma market capitalization of $554mm.  5 Year Avg. Operating ROE  Price to 2020E Earnings  IGI (2)  IGI (3)  Dividend Yield  Offered at a Substantial Discount Compared to Peers, Despite Robust Risk-Adjusted, Unlevered Returns  Superior Regular Dividend  21%Discount  19%Discount  No Fin. Leverage 50%+ Investment Portfolio in Cash        Price to Book Value(1)        2.7%  1.7%  IGI (4)        9.0%  26  International General Insurance Holdings Limited  9.0%  Peer Median IGI Peer Median Peer Median

     Transaction  Tiberius Acquisition Corporation (“Tiberius”) is a Nasdaq-listed special purpose acquisition companyA newly formed Bermuda holding company (“PubCo”) will acquire Tiberius through a subsidiary merger, with Tiberius security holders receiving equivalent securities of PubCoPubCo will acquire International General Insurance Holdings Ltd. (“IGI”) through a share exchange for a total purchase price equal to 1.22x IGI’s month-end book value immediately prior to closing in cash & stock(2)Estimated purchase price of $386mm for 100% of IGI based on 6/30/2019 book value of $316mmPro forma company expected to be eligible for Russell 2000 index  Cash Consideration  PubCo to pay $80mm of aggregate cash consideration to IGI shareholders for a portion of their sharesEach share of stock sold for cash is valued at 2.00x IGI’s month-end book value per share immediately prior to closing(2)  Stock Consideration  Stock consideration for remainder of purchase price, which based on current estimates is expected to equal $306mm (PubCo stock valued at the redemption price, which is currently expected to be approximately $10.45)  Lockup Provision  Tiberius Sponsor, Wasef Jabsheh and other significant minority shareholders subject to customary lockups  Minimum Cash Condition to Sign  Minimum cash condition of $100mm which is already met in commitments$100mm fully committed from existing forward purchase commitments, current Tiberius investors who have waived their right to redeem, backstops from Sponsor, and new PIPE investors  Key Closing Conditions  Receipt of required regulatory approvalsSEC approval of registration statement / proxy statementTiberius shareholder approvalNasdaq listing approvalMinimum cash condition of $100mm  Board  Governed by public company standards for foreign private issuers complying with SEC and Nasdaq rulesBoard of Directors to have 7 directors; 5 designated by IGI (at least 2 shall be considered independent under Nasdaq requirements) and 2 designated by Tiberius (at least 1 shall be considered independent under Nasdaq requirements)  Management  Executive management commitment to long-term employment contractsGoverned by public company standards and compensation committee  27  International General Insurance Holdings Limited  Transaction Creates a ~$550mm(1) Publicly-Listed Specialty (Re)Insurer  (1) Assumes no redemptions by Tiberius shareholders and an acquisition price of $386mm assuming 6/30/2019 book value of $316mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x. (2) Book value adjusted by adding back IGI transaction expenses.

 Transaction Steps & Timeline  28  International General Insurance Holdings Limited  October 10, 2019: Transaction announcement / Tiberius 8-K filing with SECQ4 2019: Initial Form F-4 filed with the SECQ1 2020: SEC approves Form F-4Q1 2020: Nasdaq Listing approvalQ1 2020: Tiberius Shareholder MeetingQ1 2020: Transaction close subject to regulatory approvals and shareholder approvals

   Section 5    SUPPLEMENTAL MATERIALS

 Operating Earnings and Summary Financial Metrics  Source: IGI annual reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.(1) Includes loss (gain) on revaluation, fair value change in investments and fair value change in investment property.          ($ in mm)  2015  2016  2017  2018  2019E  2020E  Net Income  $35.0  $32.1  $7.9  $26.5  $29.6  $37.3  Realized Losses (Gains)  (4.1)  (2.7)  (3.1)  (1.3)  --  --  Impairment Losses  (0.0)  0.3  0.1  0.0  --  --  Unrealized Losses (Gains)(1)  0.3  (1.2)  (0.1)  0.9  --  --  FX Losses (Gains)  1.9  1.4  (1.9)  3.2  --  --  Net Operating Income  $33.1  $29.8  $2.8  $29.4  $29.6  $37.3  Capitalization              Debt  $0.0  $0.0  $0.0  $0.0  $0.0  $0.0  Equity  284.9  311.2  312.4  309.8  327.5  474.0  Total Capital  $284.9  $311.2  $312.4  $309.8  $327.5  $474.0  Operating Return on Average IFRS Equity  12.1%  10.0%  0.9%  9.4%  9.3%  8.1%  Year Ended December 31,        Includes incremental capital on balance sheet of $124mm  30  International General Insurance Holdings Limited

 IFRS Summary Balance Sheet  31  International General Insurance Holdings Limited  Source: IGI annual reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.    Year Ended December 31,            ($ in mm)  2015  2016  2017  2018  2019E  2020E  Assets              Fixed Assets  $3.5  $15.0  $15.1  $14.9  --  --  Cash & Investments  468.7  493.0  488.4  503.3  --  --  Deferred Policy Acquisition Costs  29.3  28.3  32.9  35.9  --  --  Intangible Assets  0.4  0.9  2.0  2.7  --  --  Insurance Receivables  93.7  88.1  113.3  114.7  --  --  Reinsurance Recoverables  113.2  143.1  180.0  187.6  --  --  Ceded unearned premiums  33.8  32.1  41.1  32.6  --  --  Deferred XOL Premiums  8.8  8.9  11.6  12.4  --  --  Other Assets  9.7  9.0  4.3  3.3  --  --  Total Assets  $761.0  $818.5  $888.8  $907.3  --  --  Liabilities              Insurance Payables  $17.8  $25.0  $19.0  $28.9  --  --  Gross Loss Reserves  300.7  335.2  383.2  384.4  --  --  Gross Unearned Premiums  143.6  133.7  156.7  168.3  --  --  Unearned Ceding Commissions  8.8  8.3  10.4  8.0  --  --  Debt  0.0  0.0  0.0  0.0  --  --  Other Liabilities  5.3  5.1  7.1  8.1  --  --  Total Liabilities  $476.2  $507.2  $576.4  $597.6  --  --  Shareholders’ Equity  $284.9  $311.2  $312.4  $309.8  $327.5 $474.0    Tangible Shareholders’ Equity  $284.5  $310.3  $310.4  $307.1  $324.9 $471.3    Key Metrics              Debt / Capital  0.0%  0.0%  0.0%  0.0%  0.0%  0.0%  Equity to Net Loss Reserves  152.0%  162.0%  153.7%  157.4%  --  --  Total Assets to Gross Loss Reserves  253.1%  244.2%  231.9%  236.0%  --  --

 IFRS Summary Income Statement  32  International General Insurance Holdings Limited  Source: IGI annual reports. Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board, 2017 expenses restated per 2018 annual report.    Year Ended December 31,            ($ in mm)  2015  2016  2017  2018  2019E  2020E  Gross Written Premiums  $242.3  $231.4  $275.3  $301.6  $340.0  $420.0  Ceded Written Premiums  (88.8)  (82.8)  (106.5)  (99.4)  (113.2)  (140.5)  Net Written Premiums  $153.5  $148.6  $168.8  $202.2  $226.8  $279.5  Net Change in Unearned Premium  2.2  8.3  (13.9)  (20.1)  --  --  Net Premiums Earned  $155.7  $156.9  $154.8  $182.1  --  --  Net Acquisition Cost  (33.7)  (34.7)  (36.3)  (41.0)  --  --  Net Claims  (69.3)  (71.5)  (93.5)  (85.3)  --  --  General & Administrative Expenses  (28.3)  (31.0)  (31.3)  (35.4)  --  --  Net Underwriting Profit  $24.4  $19.7  ($6.3)  $20.4  $17.4  $21.5  Investment Income  12.5  12.8  12.5  10.4  --  --  Gain / (Loss) on Exchange  (1.9)  (1.4)  1.9  (3.2)  --  --  Other Expenses  0.8  0.1  (0.3)  (1.1)  --  --  Profit Before Tax  $35.8  $31.1  $7.8  $26.5  --  --  Tax  (0.8)  0.9  0.0  (0.1)  --  --  After Tax Profit  $35.0  $32.1  $7.9  $26.5  $29.6  $37.3  Key Metrics              Loss Ratio  45%  46%  60%  47%  50%  49%  Acquisition Ratio  22%  22%  23%  23%  24%  25%  G&A Ratio  18%  20%  20%  19%  18%  18%  Combined Ratio  84%  87%  104%  89%  92%  91%  Ceded Premiums / GWP  37%  36%  39%  33%  33%  33%

 Reinsurance Program and Strategy to Mitigate Risk  Reinsurance strategy to protect capital and optimize underwriting profitability    Catastrophe protection up to $87.5mm which protects against 1:250 single-event- Net PML of $14mm in 1:250 event  Catastrophe Risk      Reinsurance strategy combination of quota share, facultative and XOL coverageCoverage tailored according to the underlying exposureReinsurance panel consists of highly-rated reinsurers  Protection      Retentions range between $1mm and $10mm depending on underlying business lines  Retention Before FAC    33  International General Insurance Holdings Limited

 IGI Partners with Well-Rated Reinsurance Partners  34  International General Insurance Holdings Limited  Excess of Loss  Quota Share  Participant  AM Best  GPW ($)  Argo  A  $8.3  Munich Re  A+  3.3  Transatlantic Re  A+  2.1  Hannover  A+  1.7  Aspen  A  1.5  Swiss Re  A+  1.0  Barbican (Synd. 1955)  A  0.9  Talbot (Synd. 1984)  A  0.8  Korean Re  A  0.7  Validus  A  0.6  Top 10 $21.0      Source: Management, AM Best.  Based on 2018 GPW ($mm)  Participant  AM Best  GPW ($)  Hannover  A+  $8.6  AIG Europe  A  4.7  Liberty (Synd. 4472)  A  2.6  Hannover (Bermuda)  A+  2.6  Ironshore  A  2.2  AmTrust (Synd. 1861)  A  2.0  China Re (Synd. 2088)  A  2.0  Arch  A+  1.9  Tokio Marine (Synd. 0510)  A  1.7  Tokio Marine (Synd. 1880)  A  1.4  Top 10 $29.6

 History of Consistent Favorable Reserve Development    2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  NPE  $97,260  $97,702  $119,276  $148,443  $180,649  $189,541  $155,762  $156,903  $154,809  $182,054                A  ccident Year - Ne  t Incurred Losse  s        Accident Year  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  Yr 1  63,259  71,380  76,231  100,171  123,043  115,867  91,458  98,907  110,229  $94,266  Yr 2  52,099  63,488  60,555  88,131  121,593  90,398  86,855  94,146  117,131    Yr 3  46,911  62,020  59,556  79,529  120,570  79,208  79,777  90,080      Yr 4  48,882  58,897  59,140  82,906  117,170  73,250  75,316        Yr 5  48,707  57,848  60,790  78,666  109,641  70,855          Yr 6  48,310  59,792  58,344  79,830  106,917            Yr 7  48,348  58,330  58,212  76,773              Yr 8  48,147  58,408  58,084                Yr 9  48,622  58,540                  Yr 10  49,446                    Accident Year - Net Incurred Loss Development                      Accident Year  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  Yr 1  -  -  -  -  -  -  -  -  -  -  Yr 2  ($11,160)  ($7,891)  ($15,676)  ($12,040)  ($1,450)  ($25,469)  ($4,603)  ($4,760)  $6,902    Yr 3  (5,189)  (1,468)  (999)  (8,602)  (1,022)  (11,190)  (7,078)  (4,066)      Yr 4  1,971  (3,123)  (416)  3,377  (3,400)  (5,958)  (4,461)        Yr 5  (175)  (1,049)  1,649  (4,240)  (7,529)  (2,395)          Yr 6  (397)  1,944  (2,446)  1,164  (2,724)            Yr 7  38  (1,462)  (131)  (3,057)              Yr 8  (202)  78  (128)                Yr 9  475  132                  Yr 10  824                                Ac  cident Year - Net  Incurred Loss Ra  tio        Accident Year  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  Yr 1  65%  73%  64%  67%  68%  61%  59%  63%  71%  52%  Yr 2  54%  65%  51%  59%  67%  48%  56%  60%  76%    Yr 3  48%  63%  50%  54%  67%  42%  51%  57%      Yr 4  50%  60%  50%  56%  65%  39%  48%        Yr 5  50%  59%  51%  53%  61%  37%          Yr 6  50%  61%  49%  54%  59%            Yr 7  50%  60%  49%  52%              Yr 8  50%  60%  49%                Yr 9  50%  60%                  Yr 10  51%                      Source: Management information.  35  International General Insurance Holdings Limited

 Current Corporate Structure    Source: Management information(1) Subsidiaries also include Specialty Mall Investment Co. (real estate properties development and lease) and IGI Services Limited (owning and chartering aircraft) which are wholly-owned by International General Insurance Co Ltd  International General Insurance Co Ltd(1)      United Arab Emirates Group Holding CompanyDubai International Financial Centre  International General Insurance Holdings Ltd  JordanUnderwriting agency for the IGI Bermuda entity Founded: 2002Regulator: Jordan Insurance Directorate  IGI Underwriting Co Ltd  BermudaMain Group underwriting entity Founded: 2007Regulator: Bermuda Monetary AuthorityRated: A-/Stable by S&P and A/Stable by A.M. Best  UKSpecialist marine underwriting agency – writing liability, war and specie risks for and on behalf of IGI and othersApproved Lloyd’s coverholder Acquired in 2009Regulator: UK Financial Conduct Authority  North Star Underwriting Limited  UKUnderwrites risk sourced through London brokers and EU domiciled businessFounded: 2009Regulator: UK FCA and PRARated: A-/Stable by S&P and A/ Stable by A.M. Best  International General Insurance Co (UK) Ltd  United Arab EmiratesUnderwrites casualty, engineer and political violence for IGI BermudaFounded: 2008Regulator: Dubai Financial Services Authority  International General Insurance Co (Dubai) Ltd  MalaysiaOffshore branch of IGI BermudaProvides access to Malaysian & Far East marketsFounded: 2006Regulator: Labuan Financial Services Authority  International General Insurance Co Ltd – Labuan Branch  MoroccoRepresentative office of IGI BermudaProvides access to Northern, Central and West African marketsFounded: 2014Regulator: Casablanca Finance City  International General Insurance Co Ltd - Representative Office          IGI will Re-domicile to Bermuda Post Transaction  Bermuda.  36  International General Insurance Holdings Limited

 Peer Trading Comparables  Source: FactSet, SNL Financial. Market data as of 11/15/2019. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. US Tangible Book Values as of 9/30/19, UK Tangible Book Values as of 06/30/19, IGI Tangible Book Value as of 6/30/19. Financial information for peers presented as reported.(1) IGI P / BV calculated assuming $10.45 price per Tiberius share, no redemption of shares, outstanding shares of 53.029 million & pro forma book value of $440mm (6/30/19 standalone book value of $316mm and $124mm of incremental balance sheet cash). IGI Price to 2020E earnings calculated assuming $10.45 price per Tiberius share, weighted average shares outstanding of 33.502 million in 2019 and 48.147 million in 2020 and 2019E and 2020E pro        Price Market Cap. ROE Price / Book Price / EPS RegularTicker 11/15/19 ($MM) 2019E 2020E Reported Tangible 2019E 2020E Div. Yield                      IGI Pro Forma  IGI  $10.45  $555  9.3%  8.1%  1.26x  1.27x  11.8x  13.5x  2.7%  Arch Capital Group Ltd.  ACGL  $40.63  $16,402  11.4%  10.6%  1.59x  1.69x  14.9x  13.8x  0.0%  Markel Corporation  MKL  1,123.38  15,517  5.2  4.8  1.46  2.29  30.4  29.3  0.0  W. R. Berkley Corporation  WRB  67.85  12,462  9.6  8.5  2.06  2.12  22.2  22.8  0.6  Everest Re Group, Ltd.  RE  267.17  10,896  11.1  10.4  1.21  1.21  11.5  11.1  2.1  RenaissanceRe Holdings Ltd.  RNR  183.56  8,105  7.8  11.5  1.53  1.61  21.1  12.6  0.7  Axis Capital Holdings Limited  AXS  58.79  4,936  5.3  9.5  1.03  1.10  20.6  10.7  2.7  Hiscox Ltd  HSX-LON  16.12  4,648  3.5  10.8  1.74  1.91  57.4  18.6  2.7  RLI Corp.  RLI  97.56  4,374  12.7  11.2  4.38  4.63  39.0  39.8  0.9  Beazley Plc  BEZ-LON  6.92  3,635  11.8  15.9  2.34  2.54  20.2  13.6  2.2  Argo Group International Holdings, Ltd.  ARGO  61.70  2,118  2.9  6.5  1.12  1.30  39.2  16.6  2.0  Kinsale Capital Group, Inc.  KNSL  94.97  2,104  15.9  14.6  5.40  5.44  39.3  33.9  0.3  Lancashire Holdings Limited  LRE-LON  8.98  1,803  7.6  12.2  1.61  1.87  21.4  12.7  1.7  James River Group Holdings Ltd  JRVR  35.93  1,092  5.3  8.0  1.42  1.99  27.6  17.1  3.3  Peer Low        2.9%  4.8%  1.03x  1.10x  11.5x  10.7x  -  Peer Mean        8.5%  10.3%  2.07x  2.28x  28.1x  19.4x  1.5%  Peer Median        7.8%  10.6%  1.59x  1.91x  22.2x  16.6x  1.7%  Peer High        15.9%  15.9%  5.40x  5.44x  57.4x  39.8x  3.3%      forma earnings of $30mm and $37mm, respectively. Dividend yield assumes 40% payout ratio.  37  International General Insurance Holdings Limited

 DISCLAIMER  enter into investment activity, nor does it purport to give legal, tax or investment advice. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever.  International General Insurance Holdings Limited  38  This Investor Presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of International General Insurance Holdings Ltd. (“IGI”) or Tiberius Acquisition Corporation (“Tiberius”) or any of IGI’s or Tiberius’ affiliates’ securities. This Investor Presentation has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination of IGI and Tiberius and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. Please refer to the business combination agreement, following its execution, for the full terms of the transaction. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modelling or back-testing or any other information contained herein. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. IGI and Tiberius assume no obligation to update the information in this Investor Presentation. Investors should note that IGI presents its financial statements in accordance with International Financial Reporting Standards (“IFRS”), while Tiberius presents its financial statements in accordance with generally accepted accounting principles in the United States (US-GAAP) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. This presentation contains financial information prepared in accordance with IFRS that have been extracted without material adjustment from audited IFRS financial statements and/or extracted or derived from unaudited accounting records that have been used to prepare IFRS financial statements. This presentation also contains certain non-IFRS financial measures which have not been and will not be audited. These non-IFRS financial measures are not recognised measures of financial performance or liquidity under IFRS, but are measures used by IGI’s management to monitor the underlying performance of IGI’s business and operations. These non-IFRS measures may not be indicative of IGI’s historical operating results nor are such measures meant to be predicative of future results. These measures and ratios may not be comparable to those used by other companies under the same or similar names. As such, undue reliance should not be placed on these non-IFRS financial measures. Certain numbers herein are unaudited and are based on internal records and/or estimates. This Investor Presentation contains certain forward-looking information which will not be included in future public filings or investor guidance. The inclusion of financial information or metrics in this presentation should not be construed as a commitment by IGI to provide guidance on such information in the future. The trademarks and trademark symbols used herein are the properties of their respective owners.The information contained herein does not purport to be comprehensive. Neither IGI nor Tiberius nor any of their respective directors, officers, employees, agents, affiliates, advisors or agents, undertake any obligation to provide the recipient(s) with access to any additional information or to update the information contained herein, or to correct any inaccuracies in the information contained herein, including any data or forward-looking statements. Any decision to purchase or subscribe for securities of IGI or Tiberius in any offering should be solely based on information contained in any prospectus or offering circular that may be published by IGI or Tiberius in final form in relation to any proposed offering and which would supersede the information herein in its entirety. The merit and suitability of an investment in IGI or Tiberius or any of their affiliates should be independently evaluated and any person considering such an investment is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other related aspects prior to making an investment. No reliance may be placed for any purpose on the information contained herein or its accuracy, fairness or completeness. The information contained herein is provided as at the date of this presentation and is subject to change without notice. This presentation is the sole responsibility of IGI and has not been reviewed or approved by any regulatory or supervisory authority.The balance sheet and income statement data contained herein is currently subject to audit in accordance with the rules of the PCAOB and may be updated or modified in the final audited financial statements included in the registration statement on Form F-4 related to IGI’s business combination with Tiberius.Use of ProjectionsThis Investor Presentation contains financial forecasts with respect to IGI’s estimated future performance. Neither Tiberius’ independent auditors nor the independent auditors of IGI audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation. None of these forecasts were prepared with a view toward compliance with the published guidelines of the SEC, IFRS, U.S. GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections should not be relied upon as being necessarily indicative of future results. In this Investor Presentation certain of the above-mentioned projected financial information has been included (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein) for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Tiberius or IGI or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Investor Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. The financial forecasts reflect assumptions that are subject to change, and there can be no assurance that the Company’s financial condition or results of operations will be consistent with those set forth in such analyses and forecasts.Forward Looking StatementsCertain statements made in this Investor Presentation are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Investor Presentation, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” “poised,” “opportunities” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Tiberius’ or IGI’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability for any reason to close the transactions contemplated by the business combination agreement; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Tiberius’ stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination agreement; costs related to the proposed business combination; IGI’s ability to manage growth; IGI’s ability to execute its business plans and the timing and costs of these plans; IGI’s estimates of the size of the markets it serves; the rate and degree of market acceptance of IGI’s insurance products; IGI’s ability to expand its business; IGI’s ability to identify and integrate acquisitions; the demand for the insurance products IGI markets and sells; rising costs or pricing pressures adversely affecting IGI’s profitability, including sales and marketing expenses; expectations regarding capacity constraints; potential litigation involving Tiberius or IGI; the validity or enforceability of IGI’s intellectual property and IGI’s compliance with the intellectual property rights of third parties; general economic and market conditions impacting demand for the products IGI markets and sells ; the possibility that IGI may be adversely affected by other economic, business and/or competitive factors; and other risks and uncertainties indicated from time to time in the definitive proxy statement/prospectus to be delivered to Tiberius’ stockholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Tiberius. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur and, therefore, actual outcomes and results may differ from what is expressed or forecasted in such forward-looking statements. While IGI does not know what impact any such differences may have on its business, if there are such differences, IGI’s future results of operations and financial condition, could be materially adversely affected. No representation or warranty is made that any forward-looking statement will come to pass and you should not place undue reliance on these forward-looking statements. No one undertakes to update, supplement, amend or revise any such forward-looking statement. Except where otherwise indicated, the Information and the opinions contained therein are provided as at the date of the presentation and are subject to change without notice. Past performance of IGI cannot be relied on as a guide to future performance.Industry and Market DataIn this Investor Presentation, IGI relies on and refers to information and statistics regarding market shares in the sectors in which it competes and other industry data. IGI obtained this information and statistics from third-party sources, including reports by financial data firms and other firms. IGI has supplemented this information where necessary with information from discussions with IGI customers and others and its own internal estimates, taking into account publicly available information about other industry participants and IGI’s management’s best view as to information that is not publicly available. Such information has not been subject to any independent audit or review. To the extent available, the industry, market and competitive position data contained herein has come from official or third party sources. Third party industry publications, studies and surveys generally state that the data contained therein has been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. While IGI reasonably believes that each of these publications, studies and surveys has been prepared by a reputable party, neither IGI nor Tiberius nor any of their respective directors, officers, employees, agents, affiliates, advisors or agents, have independently verified the data contained therein. In addition, certain industry, market and competitive position data contained herein come from IGI’s internal research and estimates based on the knowledge and experience of IGI’s management in the markets in which IGI operates. While IGI reasonably believes that such research and estimates are reasonable, they, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change. Accordingly, reliance should not be placed on any of the industry, market or competitive position data contained in such information and no representation or warranty (express or implied) is given that such data is correct or complete.Additional Information about the Transaction and Where to Find ItIn connection with the proposed business combination and related transactions, a registration statement and amendments thereto will be filed with the SEC, and Tiberius will file preliminary and definitive proxy statements with the SEC and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Tiberius are advised to read, when available, the registration statement and the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement in connection with Tiberius’ solicitation of proxies for its stockholders’ meeting to be held to approve the proposed business combination because the proxy statements/prospectuses will contain important information about the proposed business combination and related transactions and the parties to such arrangements. The definitive proxy statement/prospectus will be mailed to stockholders of Tiberius as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Investor Relations, Tiberius Acquisition Corporation, 3601 N Interstate 10 Service Rd W., Metairie, LA 70002.Participants in the SolicitationTiberius, IGI, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Tiberius stockholders in connection with the proposed business combination and related transactions. Information concerning the interests of Tiberius’ and IGI’s participants in the solicitation, which may, in some cases, be different than those of Tiberius’ and IGI’s equity holders generally, will be available in the proxy statement/prospectus relating to the proposed business combination to be filed by Tiberius with the SEC.UK / EU NoticeThe information contained herein is only addressed to and directed at the limited number of invitees who: (A) if in member states of the European Economic Area, are persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (EU Directive 2003/71/EC, as amended) (“Qualified Investors”); and (B) if in the United Kingdom are investment professionals (i) having professional experience in matters relating to investments falling under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); and (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The information must not be acted or relied on (i) in the United Kingdom, by persons who are not Relevant Persons and (ii) in any member state of the European Economic Area, other than the United Kingdom, by persons who are not Qualified Investors. Any investment activity in the United Kingdom to which the information relates is available only to Relevant Persons and may be engaged in only with Relevant Persons. Nothing in the information constitutes investment advice and any recommendations that may be contained therein have not been based upon a consideration of the investment objectives, financial situation or particular needs of any specific recipient. If you have received this document and you are not a Relevant Person you must return it immediately to IGI and not copy, reproduce or otherwise disclose it (in whole or in part).DisclaimerThis Investor Presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Information has been prepared by IGI solely for information purposes only and does not constitute or form part of, and should not be construed as, an offer to sell or issue, or an offer or the solicitation of an offer to subscribe for, purchase or acquire IGI or securities of IGI, or an inducement to